SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

COPA HOLDINGS, S.A.

(Name of Issuer)

Class A Common Stock, without par value

  (Title of Class of Securities)

P31076105

 (CUSIP Number)

February 25, 2020

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

(Page 1 of 10 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P31076105	13G	Page 2 of 8

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

RWC Partners Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,602,299 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,602,299 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,602,299 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.13%

12.	TYPE OF REPORTING PERSON*

PN

__________________

(1) Comprised of shares of Class A Common Stock held by several investment funds managed by RWC Asset Management LLP and RWC Asset Advisors (US) LLC, each of which is a direct or indirect wholly-owned subsidiary of RWC Partners Limited.

CUSIP No. P31076105	13G	Page 3 of 8

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

RWC Asset Management LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

289,100 (2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

289,100 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

289,100 (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.92%

12.	TYPE OF REPORTING PERSON*

PN

__________________

(2) Comprised of shares of Class A Common Stock held by several investment funds, of which RWC Asset Management LLP is the investment advisor.

CUSIP No. P31076105	13G	Page 4 of 8

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

RWC Asset Advisors (US) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,313,199 (3)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,313,199 (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,313,199 (3)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.20%

12.	TYPE OF REPORTING PERSON*

PN

_________________

(3) Comprised of shares of Class A Common Stock held by several investment funds, of which RWC Asset Advisors (US) LLC is the investment advisor.

CUSIP No. P31076105	13G	Page 5 of 8

Item 1(a).	Name of Issuer:

Copa Holdings, S.A.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Avenida Principal y Avenida de la Rotonda, Costa del Este

Complejo Business Park, Torre Norte

Parque Lefevre, Panama City Panama

Item 2(a).	Name of Person Filing:

RWC Partners Limited, RWC Asset Management LLP and RWC Asset Advisors (US) LLC

Item 2(b).	Address of Principal Business Office, or if None, Residence:

RWC Partners Limited

Verde 4th Floor, 10 Bressenden Place

London, SW1E 5DH

RWC Asset Management LLP

Verde 4th Floor, 10 Bressenden Place

London, SW1E 5DH

RWC Asset Advisors (US) LLC

2640 S. BAYSHORE DRIVE, SUITE 201

Miami, Florida 33133

Item 2(c).	Citizenship:

RWC Partners Limited – private limited company incorporated under the laws of England

RWC Asset Management LLP - limited liability partnership incorporated under the laws of England

RWC Asset Advisors (US) LLC – Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A Common Stock, without par value

Item 2(e).	CUSIP Number:

P31076105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[_] Bank as defined in Section 3(a)(6) of the Exchange Act.

CUSIP No. P31076105	13G	Page 6 of 8

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[_] Investment company registered under Section 8 of the Investment Company Act.

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned**:

RWC Partners Limited - 1,602,299 shares

RWC Asset Management LLP - 289,100 shares

RWC Asset Advisors (US) LLC - 1,313,199 shares

(b) Percent of class**:

RWC Partners Limited - 5.13%

RWC Asset Management LLP - 0.92%

RWC Asset Advisors (US) LLC - 4.20%

(c) Number of shares as to which such person has**:

(i)	Sole power to vote or to direct the vote: All Reporting Persons 0

(ii)	Shared power to vote or to direct the vote:

RWC Partners Limited - 1,602,299 shares

RWC Asset Management LLP - 289,100 shares

RWC Asset Advisors (US) LLC - 1,313,199 shares

(iii)	Sole power to dispose or to direct the disposition of: All Reporting Persons - 0

(iv)	Shared power to dispose or to direct the disposition of:

RWC Partners Limited - 1,602,299 shares

RWC Asset Management LLP - 289,100 shares

RWC Asset Advisors (US) LLC - 1,313,199 shares

**See footnotes on cover pages which are incorporated by reference herein.

CUSIP No. P31076105	13G	Page 7 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [_].

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Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

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Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

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Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

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Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11."

CUSIP No. P31076105	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RWC PARTNERS LIMITED

By:	/s/ Paul Larche
-----------------------------------------
Paul Larche, Director

RWC ASSET MANAGEMENT LLP

By:	RWC Partners Limited, its managing member

By:	/s/ Paul Larche
-----------------------------------------
Paul Larche, Director

RWC ASSET ADVISORS (US) LLC

By:	RWC (US) LLC, its manager

By:	RWC Partners Limited, its managing member

By:	/s/ Paul Larche
-----------------------------------------
Paul Larche, Director

Date: March 5, 2020

Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Class A Common Stock of Copa Holdings, S.A. shall be filed on behalf of the undersigned.

RWC PARTNERS LIMITED

By:	/s/ Paul Larche
-----------------------------------------
Paul Larche, Director

RWC ASSET MANAGEMENT LLP

By:	RWC Partners Limited, its managing member

By:	/s/ Paul Larche
-----------------------------------------
Paul Larche, Director

RWC ASSET ADVISORS (US) LLC

By:	RWC (US) LLC, its manager

By:	RWC Partners Limited, its managing member

By:	/s/ Paul Larche
-----------------------------------------
Paul Larche, Director

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.